October 31, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Michael Clampitt, Senior Staff Attorney

Re:	Post-Effective Amendment No. 6 to Registration Statement on Form SB-2 on Form S-1/A (File No. 333-135330) KH Funding Company Request for Acceleration of Effective Date

Ladies and Gentlemen:

KH Funding Company (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement, as amended, to 12:00 p.m. on Monday, November 3, 2008 or as soon thereafter as is practicable. Any changes to the schedule for the effective date may be communicated through our counsel, Andrew D. Bulgin, Esquire, of Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC, The Garrett Building, 233 East Redwood Street, Baltimore, Maryland 21202-3332, at (410) 576-4280 (voice) or (410) 576-4196 (facsimile).

KH Funding Company

By:	/s/ Robert L. Harris
Robert L. Harris
President